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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-49217

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2020 (MM/DD/YY) AND ENDING DECEMBER 31, 2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: LIORA PARTNERS

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

14 SCOTT AVENUE
(No. and Street)

SELDEN	NY	11784
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MICHAEL S. CARDELLO — 631-595-5317 x105
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ASSURANCE DIMENSIONS
(Name – *if individual, state last, first, middle name*)

2000 Banks Road, Suite 218	Margate	FL	33063
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Christopher Driscoll, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of LIORA PARTNERS, as of DECEMBER 31, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CHIEF EXECUTIVE OFFICER

Title

Notary Public

MICHAEL S. CARDELLO
Notary Public, State of New York
No. 01CA6272334
Qualified in Suffolk County
Commission Expires Nov. 19, 2024

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LIORA PARTNERS, LLC

FINANCIAL STATEMENTS
AND INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2020

LIORA PARTNERS, LLC
(A Delaware Limited Liability Company)

FINANCIAL STATEMENTS
AND
SUPPLEMENTAL INFORMATION

December 31, 2020

Contents

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Members
of Liora Partners, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Liora Partners, LLC as of December 31, 2020, the related statements of loss, changes in member's equity and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Liora Partners, LLC as of December 31, 2020, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Liora Partners, LLC's management. Our responsibility is to express an opinion on Liora Partners, LLC financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Liora Partners, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Schedule I, Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission, Schedule II – Supplementary Information Pursuant to Rule 17a-5 of the Securities Exchange Act of 1934, has been subjected to audit procedures performed in conjunction with the audit of Liora Partners, LLC financial statements. The supplemental information is the responsibility of Liora Partners, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Schedule I, Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission, Schedule II – Supplementary Information Pursuant to Rule 17a-5 of the Securities Exchange Act of 1934 is fairly stated, in all material respects, in relation to the financial statements as a whole.

Assurance Dimensions

We have served as Liora Partners, LLC's auditor since 2019.

Assurance Dimensions
Margate, Florida
April 30, 2021

LIORA PARTNERS, LLC
(A Delaware Limited Liability Company)

STATEMENT OF FINANCIAL CONDITION

	December 31, 2020
ASSETS	
CURRENT ASSETS:	
Cash and Equivalents	$ 35,321
Prepaid Expenses	681
TOTAL CURRENT ASSETS	36,002
TOTAL ASSETS	$ 36,002
LIABILITIES AND MEMBERS' CAPITAL	
CURRENT LIABILITIES:	
Accrued Expenses	$ 4,500
TOTAL CURRENT LIABILITIES	4,500
MEMBERS' CAPITAL	31,502
TOTAL LIABILITIES AND MEMBERS' CAPITAL	$ 36,002

The accompanying notes are an integral part of this financial statement.

LIORA PARTNERS, LLC
(A Delaware Limited Liability Company)

STATEMENT OF LOSS

	December 31, 2020
REVENUE	$ 91,353
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES:	
Professional Expenses	21,638
Payroll & Related Expenses	130,019
General and Administrative	11,657
Business Development	2,195
Utilities	1,354
TOTAL EXPENSES	166,863
LOSS FROM OPERATIONS	(75,510)
OTHER INCOME (EXPENSES)	
PPP Loan Forgiven	22,000
Interest Income	1
TOTAL OTHER INCOME	22,001
NET LOSS	$ (53,509)

The accompanying notes are an integral part of this financial statement.

LIORA PARTNERS, LLC
(A Delaware Limited Liability Company)

NOTES TO FINANCIAL STATEMENTS

December 31, 2020

A. THE COMPANY AND NATURE OF ITS OPERATIONS:

The Limited Liability Company was organized on February 29, 1996 under the laws of the State of Delaware, for the principal purpose of engaging in the business of placing private securities with institutional investors. The company (Seller) entered into a Broker-Dealer Purchases Agreement with AET Holdings, LLC (Buyer) as July 21, 2020.

B. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

1. Methods of Accounting

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America, as established by the Financial Accounting Standards Board (FASB), and issued in the FASB Accounting Standards Codification ("The Codification"), utilizing the accrual-basis method of accounting.

2. Management Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities at December 31, 2020, and the reported amounts of revenues and expenses for the years then ended. Actual results and amounts may differ from the estimates made in the preparation of these financial statements such estimates include the allowance for doubtful accounts.

3. Cash and Equivalents

The Company invests certain cash in excess of operating requirements into money market accounts of financial institutions. The carrying amounts approximate fair market value because of the short-term nature of these securities. For the purpose of the statements of cash flows, the Company considers all short-term cash investments with a maturity of ninety (90) days or less to be cash equivalents.

LIORA PARTNERS, LLC
(A Delaware Limited Liability Company)

NOTES TO FINANCIAL STATEMENTS

December 31, 2020

B. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: (Continued)

4. Revenue Recognition

All revenue, recorded in accordance with ASC 606, is recognized when: (i) a contract with a client has been identified, (ii) the performance obligation(s) in the contract have been identified, (iii) the transaction price has been determined, (iv) the transaction price has been allocated to each performance obligation in the contract, and (v) the Company has satisfied the applicable performance obligation over time or point in time.

The majority of our revenue arrangements generally consist of two performance obligations (1) consulting regarding our clients' capital raising efforts and (2) introductions to potential investors in our clients' funds or companies. Our fees are allocated to each performance obligation as follows: consulting fee is earned and recorded over the period of consulting contract and a success fee is earned when one of the potential investors we introduce closes an investment in the private placement. Based on our evaluation process and review of our contracts with customers, the timing and amount of revenue recognized based on ASU 2015-14 is consistent with our revenue recognition policy under previous guidance.

5. Allowance for Doubtful Accounts

For financial reporting purposes, the Company utilizes the reserve method to account for possible uncollectible accounts. Accounts deemed to be uncollectible are charged against the reserve in the year that the account is determined to be uncollectible. For the years ended December 31, 2020, management has determined that no reserve for uncollectible accounts is necessary.

B. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: (Continued)

6. Federal and State Income Taxes

The Company is organized as a Limited Liability Company (LLC). In 2016, the LLC elected to be taxed as an 'S' Corporation effective for the tax year ended December 31, 2016. Income or losses of the Company are includable in the Members' individual income tax returns. Accordingly, there are no provisions for income taxes included in these financial statements.

Management has reviewed its income tax positions taken when completing the Company's income tax filings, and has determined that no reserve for uncertain tax positions is required.

Tax returns for the prior three fiscal years are subject to examination by taxing authorities. Management is unaware of any ongoing or pending examinations of its tax returns for these periods

Recently Issued Accounting Pronouncements

Recent Accounting Pronouncements – Other accounting standards that have been issued or proposed by the FASB or other standards-setting bodies that do not require adoption until a future date are not expected to have a material impact on the Company's financial statements upon adoption.

C. CONCENTRATION OF CREDIT RISK:

During the year ended December 31, 2020, the Company did not have any accounts receivable and revenue were derived from one customer.

The Company maintains its cash in various accounts that, at times, may exceed federally insured limits of $250,000. The Company has not experienced any losses in such accounts. Management believes the Company is not exposed to any significant credit risk related to cash and equivalents. As of December 31, 2020, the Company did not have any cash that exceeded the federally insured limit.

D. NET CAPITAL REQUIREMENTS:

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both, as defined, shall not exceed 15 to 1. At December 31, 2020, the Company had net capital and excess of $30,821 and 25,821 respectively. At December 31, 2020, the Company's ratio of aggregate indebtedness to net capital was 0 to 1.

E. 401(K) RETIREMENT PLAN:

The Company sponsors a 401(K) plan that provides either a matching contribution up to 3% of each employee's pay or a non-elective contribution of 2% of each eligible employee's pay. For the years ended December 31, 2020, the Company's contributions amounted to $0.

F. COMMITMENTS AND CONTINGENCIES

In 2017 the Company realized a success fee of $1,000,000 to be paid quarterly over the subsequent two to three years. Of that amount, one half, or $500,000 less expenses, was to be paid to former member, Margaret Caldwell. Margaret was paid $180,000 in 2018 and $288,760 in 2019. Less expenses of $46,163, the current amount owed to Margaret was $31,240, which was paid in 2020.

LIORA PARTNERS, LLC
(A Delaware Limited Liability Company)

NOTES TO FINANCIAL STATEMENTS

December 31, 2020

G. SUBSEQUENT EVENTS:

Management has entered into a transaction on July 21, 2020 with AET Holdings, LLC ("AET") for the purchase of the broker/dealer. During this time the owner and sole employee, Ms. Jacqui Beckwith became ill and subsequently became deceased. Prior to Ms. Beckwith becoming deceased FINRA has commenced a CMA ("Continuing Membership Application") that will result in AET assuming the Company and the Members' license to do business as a Member Firm of FINRA. The Company has evaluated subsequent events and transactions through the date the financial statements were available to be issued. No events other than previously disclosed have occurred subsequent to December 31, 2020 through April 30, 2021 which require adjustment to, or disclosure in the financial statements, other than previously disclosed.